May 19, 2010

VIA EDGAR

Mr. Tim Buchmiller
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Mettler-Toledo International Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed February 9, 2010
File No. 001-13595

Dear Mr. Buchmiller:

We have prepared the following in response to the comments and requests for supplemental information contained in your letter dated May 10, 2010 regarding the above referenced filing.

For your convenience, we have included a copy of each Staff comment in italics followed immediately by our response.

1.
Comment: In connection with our review of the Part III information that you have incorporated by reference from your proxy statement into your Form 10-K, it does not appear that you included any disclosure in response to Item 402(s) of Regulation S-K in your proxy statement. Please advise us of the basis for your conclusion that such disclosure was not necessary in your proxy statement and describe the process you undertook to reach that conclusion.

Response: In connection with the preparation of our proxy statement, our management analyzed the impact on our disclosure of the recent changes to the proxy rules. As part of this process, management evaluated our compensation policies and practices in light of the standard set out in new Item 402(s) of Regulation S-K. Management assessed compensation policies and practices at various levels and in different parts of our organization. For example, management took into consideration that for the executives who have the largest potential bonuses, a significant portion of total pay is comprised of stock options that vest over five years and have a ten-year life. Among other things, management also considered the applicability of each of the situations in the non-exclusive list of situations included in Item 402(s). Management discussed these and other findings with our compensation committee and presented them to our full board of directors prior to their approval of the proxy statement. Based on this evaluation, we concluded that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on us. Accordingly, we decided that no disclosure was required under Item 402(s).

2.
Comment: We note from your disclosure under “Long-Term Incentives” on page 16 of your proxy statement that you granted certain performance options in 2008 that vest if certain EPS growth targets are met. Please advise us if the amounts included in the summary compensation table reflect the value of these awards at the grant date assuming that the highest level of performance conditions will be achieved. Refer to Instruction 3 to Regulation S-K Item 402(c)(v) and (vi).

Response: In accordance with Instruction 3 to Regulation S-K Item 402(c)(2)(v) and (vi), the amounts included in the summary compensation table in respect of the 2008 performance options represent the value based on the most probable outcome of the performance conditions. We confirm that those amounts also reflect the value of those options at the grant date assuming that the highest level of performance conditions will be achieved. All options vest if the EPS growth target is met and no options vest if the target is not met.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any questions or comments, please contact me at (847) 809-0326.

Sincerely,

/s/ William P. Donnelly
William P. Donnelly
Chief Financial Officer

cc:           Shawn Vadala, Mettler-Toledo International Inc.
James Bellerjeau, Mettler-Toledo International Inc.
Tim Peterson, Fried, Frank, Harris, Shriver & Jacobson (London) LLP